GAMBRO®

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

05011876

SUPPL

Stockholm, October 10, 2005

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Fredrik Dalborg
Director, Investor Relations
Phone + 46 8-613 65 84
Fax +46 8 613 65 78

Encl.:

Press releases:
October 3, 2005 – DaVita deal to be closed shortly
October 3, 2005 – Changed date for third quarter 2005 release
October 4, 2005 – Nomination Committee for Gambro AB's 2006 Annual General Meeting
October 4, 2005- DaVita deal approved by US Federal Trade Commission
October 6, 2005 – DaVita closed – redemption program to be carried out in November

dlw 10/19

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO®

PRESS RELEASE
October 3, 2005

DaVita deal to be closed shortly

DaVita today announced that it expects to receive final approval of the acquisition of Gambro Healthcare US from the Federal Trade Commission shortly and is working towards closing the acquisition in early October.

Gambro announced in December 2004 that it would sell its clinics in the US to DaVita. The transaction is conditional upon approval by the FTC. In order to fulfill conditions for approval, DaVita has agreed to divest approximately 70 clinics.

DaVita will acquire the clinics in the US and Gambro will be the preferred supplier of renal products to DaVita for a period of at least 10 years. At the close, Gambro will as well enter into a strategic alliance with DaVita in the field of both research and development of dialysis products and quality of care.

Gambro will release further information about the share redemption program when the deal has closed.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

File No 82-34731

GAMBRO®

PRESS RELEASE
October 3, 2005

Changed date for third quarter 2005 release

Gambro has decided to change the date for publishing the third quarter earnings release from October 20 to October 28.

The new Swedish Governance Code requires a review by the auditors of the six or the nine month report. In order to be able to accommodate this in combination with the work to finalize the divestiture of Gambro Healthcare US, management has decided to defer the release to October 28.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

File No 82-34731

GAMBRO

PRESS RELEASE
October 4, 2005

Nomination Committee for Gambro AB's 2006 Annual General Meeting

Gambro's Annual General Meeting on April 12, 2005 decided that the Company shall have a Nomination Committee composed of one representative for each of the four largest shareholders in terms of votes plus the Chairman of the Board. In accordance with such decision, it is hereby announced that the following persons will develop a proposal for the composition of the Board of Directors of the Company that will be presented for consideration at the 2006 Annual General Meeting.

The members of the Nomination Committee are:

Claes Dahlbäck, Chairman of the Board of Gambro AB
Börje Ekholm, Investor AB
Marianne Nilsson, Robur's mutual funds
Magnus Wärn, AMF Pension
Peter Rudman, Nordea's mutual funds

As of September 30, 2005 Investor represents 26.3% of the votes, Robur's mutual funds 5.8%, AMF Pension 2.3% and Nordea's mutual funds 2.5%. If significant changes occur among Gambro's major shareholders, the composition of the Nomination Committee will be changed to reflect this.

The Annual General Meeting of Gambro AB will be held on Tuesday, April 4, 2006, at Berns, Berzelii Park, Stockholm.

Questions that the Nomination Committee will deal with are described on Gambro's web site, www.gambro.com under the heading Investor Relations/Corporate Governance.

Shareholders who wish to make proposals to the Nomination Committee may do so by e-mail to: nomination.committee@gambro.com, or write to Gambro AB, Nomination Committee, P O Box 7373, 103 91, Stockholm, Sweden.

For further information please contact:
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-733-66 65 84

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO®

PRESS RELEASE
October 4, 2005

DaVita deal approved by US Federal Trade Commission

The Federal Trade Commission (FTC) and DaVita have reached agreement on the sale of Gambro's clinics in the US to DaVita. The transaction is expected to close in a few days and the share redemption program will be launched shortly thereafter.

Gambro announced in December 2004 that it would sell its clinics in the US to DaVita. The transaction was conditional upon approval by the FTC, which has now been granted. The transaction is expected to close in a few days.

Gambro will become the preferred supplier of renal products to DaVita for a period of at least 10 years. At the close, Gambro will as well enter into a strategic alliance with DaVita in the field of both research and development of dialysis products and quality of care.

Further details about the redemption program will be announced shortly.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO®

PRESS RELEASE
October 6, 2005

DaVita deal closed - redemption program to be carried out in November

The sale of Gambro Healthcare U.S. to DaVita has closed on October 5. Gambro received approximately USD 3.1 billion for the clinics, of which SEK 9.995 billion (SEK 29 per share) will be distributed to the shareholders in accordance with the share redemption program. The Annual General Meeting authorized the share redemption program on April 12, 2005. The redemption program will be carried out during November and payment of the redemption amount is expected to take place around November 30, 2005.

The timetable of the redemption procedure:

Last day of trading in Gambro shares, including the right to redemption shares:	November 3
Record date for the split of the Gambro shares:	November 8
First day of trading in redemption shares:	November 9
Last day of trading in redemption shares:	November 22
Expected payment of redemption amount to the holders of redemption shares:	November 30

Further details about the redemption program will be sent to shareholders shortly. This information will be available at www.gambro.com. Further details about the financial impact of the transaction will be announced in connection with the release of the third quarter results on October 28.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com